October 26, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. George Ohsiek, Jr.
Branch Chief

Dear Mr. Ohsiek,

This letter is pursuant to your letter dated October 12, 2005 to my attention regarding the need for Beacon Power Corporation ("the Company") to amend its Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005, File No. 1-16171. Your letter indicates that the Form 10-K for 2004 needs to be amended specifically to provide an auditor report compliant with PCAOB Auditing Standard 1 and SEC Release 34-49707. In addition, your letter requested that the Form 10-K for 2004 and the subsequent Form 10-Q's be amended to include an expanded conclusion on the Company's controls and procedures by the Company's CEO and CFO. For clarity, I had subsequent conversations with Staff Accountant Ta Tanisha Henderson regarding the comments raised in your letter dated August 29, 2005 to which the Company responded on September 12, 2005. Ms. Henderson indicated that all matters except those noted above were satisfied by the Company's September 12th response. The Company will amend its filing of Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005 upon concurrence from the SEC staff on the appropriate language.

Specifically the Company has made the following changes to the above referenced Forms per your recommendation:

Audit Report:
o The Company, in conjunction with our public auditing firm, updated the Audit Report to comply with PCAOB Auditing Standard No. 1 and SEC Release 34-49707, issued May 14, 2004.
o In addition, the Company has included language in the Audit Report to reflect that Miller Wachman has completed audits of the Company for 2002 and 2003 and are now the auditor of record and will be the provider of consent for financial matters for all years on subsequent filings.
o Please find an attachment with our changes and clarifications (see Attachment A).

Controls and Procedures:
o The Company has updated our CEO and CFO internal control and procedure disclosures to include language that eliminates any ambiguity regarding the effectiveness of these controls and procedures.
o        The revised CEO and CFO conclusions are attached for your review.
o        Please find an attachment with our changes and clarifications.

In addition we are including an explanatory note that will accompany our Filings (see Attachment C).

Based on the re-audit of 2002 and 2003, completed on September 29, 2005 by Miller Wachman the Company's Form 10-K for 2004 will be further amended. In accordance with SAS No. 1 section 560, Miller Wachman has recommended that the Company update several disclosures and provide further clarification of certain footnote disclosures. The Company has modified disclosures that it believes are appropriate and relevant. These changes relate predominantly to subsequent events. As a result of these changes, the Company is electing to incorporate the modifications in certain disclosures that your comment letter of August 29, 2005 identified. The Company will be incorporating the language identified in its letter to the SEC dated September 12, 2005.

The Company is responding to your letter within the proscribed period and is filing this response through EDGAR as a correspondence file per your request. Upon your response the Company will file the appropriate amended forms.

Should there be any further questions, concerns or comments please contact me directly.

Sincerely,

/s/ James M. Spiezio
------------------------------
James M. Spiezio

Chief Financial Officer
Beacon Power Corporation

                                  Attachment A


I. Audit Report:

Report of Independent Registered Public Accounting Firm


To the Stockholders and Board of Directors of Beacon Power Corporation:

We have audited the accompanying consolidated balance sheets of Beacon Power Corporation and Subsidiary (the "Company") (a development stage company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 and for the period from May 8, 1997 (date of inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the Company's financial statements before 2002. Those statements were audited by other auditors whose report has been furnished to us and, our opinion, insofar as it relates to the cumulative amounts included from May 8, 1997 (the date of inception), through December 31, 2001 is based solely on the report of other auditors.


We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beacon Power Corporation and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the three years in the period ended December 31, 2004 and the period from May 8, 1997 (date of inception) through December 31, 2004 in conformity with U.S generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and negative cash flows raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Miller Wachman LLP
-----------------------
Boston, Massachusetts
September 29, 2005

                                  Attachment B


II. Revised Controls and Procedures Note:

The adjusted CEO/CFO disclosures that we are intending on using pending legal and Board review are as follows:

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K/A. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in enabling the Company to record, process, summarize, and report information required to be included in its periodic SEC filings within the required time period. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2004 [March 31, and June 30, 2005], the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

In addition, the Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the period covered by this Annual Report on Form 10-K/A. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company's internal control over financial reporting during the period covered by this Annual Report on Form 10-K/A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

                                  Attachment C


                   EXPLANATORY NOTE REGARDING THIS FORM 10-K/A

Beacon Power Corporation ("the Company") is filing this Amendment No. 1 ("Amendment") to its annual report on Form 10-K for the fiscal year ending December 31, 2004 to update and clarify certain disclosure matters in its 2004 Annual Report on Form 10-K originally filed on March 31, 2005. This Amendment makes no changes to the Company's originally filed consolidated balance sheets and consolidated statements of operations.

o The Company engaged its independent registered public accountants, Miller Wachman LLP ("Miller Wachman"), to perform a re-audit of its financial statements for the prior years ending December 31, 2003 and December 31, 2002 after the resignation of Deloitte & Touche, LLP ("Deloitte") the Company's former independent accountants. This Amendment updates certain disclosure items that occurred subsequent to the filing of the original Form 10-K and through the end of Miller Wachman's field work, September 29, 2005. No changes were made to Company's originally filed consolidated balance sheets and consolidated statements of operations contained therein as a result of these audits.

o The Audit Report originally filed by Miller Wachman and included with the Company's 2004 Annual Report on Form 10-K contained a typographical error in reference to the standards of the Public Company Accounting Oversight Board (United States). This Amendment corrects that error.

o This Amendment contains a number of other changes and updates which are immaterial in nature. None of the disclosure changes and updates affected the Company's consolidated balance sheets and consolidated statements of operations as originally filed. They include:

        o The Company has amended the language in Part II, Item 9A, Controls and Procedures clarifying management's conclusions on the effectiveness of the Company's disclosure controls and procedures and its internal control over financial reporting, pursuant to Item 307 and Item 308(a)(3) of Regulation S-K.

        o As a result of the above amendments, the certifications filed as Exhibits 31 and 32 have been re-executed as of the date of this Amendment.